

Mail Stop 4631

June 15, 2017

<u>Via E-mail</u>
Mr. E. Lee Wyatt, Jr.
Senior Vice President and Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

> **RE: Fortune Brands Home & Security, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-35166**

Dear Mr. Wyatt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction